December 30, 2025

Via EDGAR

Mr. Scott Stringer

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Distribution Solutions Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2024

Filed March 6, 2025

Form 8-K filed October 30, 2025

File No. 000-10546

Dear Mr. Stringer:

Distribution Solutions Group, Inc. (the “Company”) has reviewed the comment letter dated December 18, 2025 (the “Comment Letter”) issued by the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) with respect to the above-referenced filings.

The Company’s responses to the comments presented in the Comment Letter are set forth below. The text of the applicable comment precedes each of the Company’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2024

Item 9A. Controls and Procedures

Management’s Report on Internal Control over Financial Reporting, page 107

1.

Please tell us why you omitted management’s assessment of the effectiveness of the registrant’s internal control over financial reporting, including a statement as to whether or not internal control over financial reporting is effective. Refer to Item 308(a)(3) of Regulation S-K. Please also tell us why you omitted a statement that the registered public accounting firm that audited the financial statements included in this Form 10-K has issued an attestation report on your internal control over financial reporting. Refer to Item 308(a)(4) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and confirms that in connection with management’s evaluation of the Company’s internal control over financial reporting as of the end of the period ending December 31, 2024, management concluded that as of such date, our internal control over financial reporting was effective. In addition, the registered public accounting firm that audited the financial statements included in our Form 10-K issued an attestation report that included an opinion that we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in the 2013 Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company will also include statements in future filings disclosing management’s conclusions as to the effectiveness of our internal control over financial reporting and that the registered public accounting firm that audited the financial statements has issued an attestation report on our internal control over financial reporting.

Form 8-K filed October 30, 2025

Exhibit 99.1, page 1

2.

We note you reconcile adjusted EBITDA to net income, the most directly comparable GAAP measure. Your earnings release includes a table on page 1 and discussions on pages 1 and 2 of adjusted EBITDA without presenting or discussing the most directly comparable GAAP measure with equal or greater prominence. Please revise future disclosures to comply with Item 10(e)(1)(i)(A) of Regulation S-K or explain why a revision is not necessary. Refer to Questions 102.10(a) and 103.02 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment. The Company will include the most directly comparable GAAP measure with equal or greater prominence in future filings, beginning with the Company’s Form 8-K for the 4th quarter 2025 earnings release.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (773) 304-5665, or by email at ron.knutson@distributionsolutionsgroup.com.

Very truly yours,

/s/ Ronald J. Knutson
Ronald J. Knutson
Distribution Solutions Group, Inc.
EVP and Chief Financial Officer

cc:	Richard Pufpaf

Distribution Solutions Group, Inc.

General Counsel

Anna T. Pinedo

Mayer Brown LLP